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                              September 29, 2020

       Douglas Beplate
       Principal Executive Officer
       United Health Products, Inc.
       10624 S. Eastern Ave.
       Suite A209
       Henderson, NV 89052

                                                        Re: United Health
Products, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed July 9, 2020
                                                            File No. 000-27781

       Dear Mr. Beplate:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Statement of Operations, page F-4

   1. We see that you recorded the 2017 loss on disputed inventory as a non-operating expense.
                                                        Please tell us your
basis for concluding transactions related to your core business model of selling inventory
should be reported outside of operations.
       Note 2. Restatement of Financial Statements , page F-7

   2. You state that no revenue should have been recognized in 2017 as the transactions did not meet all of the revenue
recognition criteria under ASC 606. As you had not adopted ASC
                                                        606 as of December 31,
2017, please confirm that the transaction also did not meet the revenue recognition
criteria of ASC 605.
 Douglas Beplate
FirstName LastNameDouglas
United Health Products, Inc. Beplate
Comapany 29,
September NameUnited
              2020      Health Products, Inc.
September
Page 2    29, 2020 Page 2
FirstName LastName
3. As part of the restatement, we see that you have made other adjustments for inventory valuation, loss on settlement of debt, equity transactions and certain accruals. Please separately describe the nature of each set of related adjustments recorded as part of the restatement and tell us why it was appropriate to adjust your historical financial statements. Refer to ASC 250-10-50-7, SAB Topics 1M and 1N.
4.       In this regard, we note that certain adjustments were made    based on
factors known at the
         time of this filing versus what was known as of the original filing
date.    For each
         adjustment related to this statement, please tell us whether these factors provided additional evidence about factors that existed as of the balance sheet date or if the conditions did not exist as of the balance sheet date. Refer to ASC 855-10-25 and PCAOB
         AU 560 as part of your response.
Note 3. Significant Accounting Policies
Inventory, page F-22

5. We note your disclosure that inventories are carried at the lower of cost or market. Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at the lower of cost or net realizable value.
Note 7. Litigation, page F-27

6. We note the statement that due to uncertainties inherent in litigation, you cannot predict the outcome of the above legal proceedings. Please tell us how your accounting policies for the recognition and disclosure of loss contingencies complies with ASC 450-20-25-2.
         Please also confirm that you disclose the nature of accruals for estimated losses from a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated; and you disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or additional loss may have been incurred and an accrual is not made or an exposure to loss exists in excess of the amount accrued. Refer to ASC 450-20-50-3 through ASC 450-20-50-6.
Item 9A. Controls and Procedures, page 24

7. We note the multiple material weaknesses that existed as of December 31, 2019 and that your internal control over financial reporting has been ineffective for successive fiscal years. Please describe the steps you are currently taking and the status of those plans to enhance your internal control environment to remediate the identified material weaknesses.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Douglas Beplate
United Health Products, Inc.
September 29, 2020
Page 3

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameDouglas Beplate                       Sincerely,
Comapany NameUnited Health Products, Inc.
                                                        Division of Corporation
Finance
September 29, 2020 Page 3                               Office of Life Sciences
FirstName LastName